Mail Stop 4561

April 11, 2007

Gregory J. Wrenn
Senior Vice President, General Counsel
  and Corporate Secretary
Borland Software Corporation
20450 Stevens Creek Boulevard, Suite 800
Cupertino, CA 95014

> **Re:** **Borland Software Corporation**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed on April 5, 2007**
> **File No. 1-10824**

Dear Mr. Wrenn:

We have reviewed your Revised Preliminary Proxy Statement and have the following additional comments.

Corporate Governance, page 10

Compensation Committee, page 12

1. Please provide the full disclosure required by Item 407(e)(1) – 3(ii) of Regulation S-K.

Proposal 1

Stockholder Solicitation, page 15

2. Please provide the following additional information about the lawsuit filed by Mr. Coates in August 1999, and settled by Borland:

   (i) provide additional details about the substance of Mr. Coates' legal challenge to the Board's policy on the treatment of confidential information;

(ii) provide additional details about the substance of Mr. Coates' legal challenge to the Board's procedures relating to the conduct of directors;

(iii) state whether Borland took any actions or entered into any negotiations with Mr. Coates' in response to Mr. Coates' lawsuit. If so, describe those actions.

Compensation Discussion and Analysis, page 27

Targeted Overall Compensation, page 27

3. With respect to the engagement of Radford Aon Consulting, Inc., revise to provide the full disclosure required by Item 407(e)(3)(iii) of Regulation S-K. To this extent, we note your disclosure lacks discussion of (i) whether the consultant is engaged directly by the compensation committee; (ii) the nature and scope of the assignment; and (iii) the material elements of the instructions or directions given to the consultants with respect to the performance of their duties under the engagements.

4. Please revise to identify the "comparable enterprise software companies" that comprised the benchmarking group. See Item 402(b)(2)(xiv) of Regulation S-K.

5. Please refer to Item 402(b) and section II.B. of Release No. 33-8732A and revise to provide appropriate information required by that Item requirement. In particular, we note that compensation discussion and analysis is limited to a discussion of the components that comprise executive compensation and appears to lack a significant amount of disclosure that may be appropriate under Item 402(b). For example, it is not clear how each compensation component and your decisions regarding these elements fit into the registrant's overall compensation objectives and their impact regarding other elements. See Item 402(b)(1)(vi). In addition, Item 402(b)(2) sets forth examples of material information that could be appropriate for discussion in compensation discussion and analysis but it is unclear from your disclosure what consideration you have given to the pertinent illustrative examples contained in this disclosure guideline. In this regard, we specifically refer you to the examples set forth in Item 402(b)(2)(i)-(iii), (vi), (ix), and (x). Please advise us as to how these topics are addressed in compensation discussion and analysis or otherwise advise as to the reasons the particular topic is not applicable to your executive compensation program.

6. The compensation discussion and analysis should be sufficiently clear to identify material differences in compensation policies with respect to individual named executive officers. Please expand your disclosure to explain the differences in the types and amounts of compensation awarded to the named executive officers. Refer you to Section II.B.1. of Commission Release No. 33-8732A. To the extent

policies or decisions are materially similar, you may discuss the compensation of these individuals on a group basis.

Elements of Compensation, page 27

Incentive Compensation Plans, page 28

7. You indicate that your cash incentive compensation plans are correlated with the achievement of certain annual company performance goals and individual objectives. We note however that you have not provided a quantitative discussion of the terms of the necessary targets to be achieved in order for your executive officers to earn their cash bonuses under the Executive ICP. If you believe that disclosure of such information would result in competitive harm, explain whether the information could be excluded under Instruction 4 to Item 402(b). Further, please discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

8. For employees who are neither executive officers nor vice presidents, please describe what portion of their bonus is contingent on personal goals and what portion is dependent on company performance.

Summary Compensation Table, page 34

9. Tell us whether Mr. Nielsen received compensation for serving as a director of Borland. If Mr. Nielsen was awarded compensation for serving in this capacity, we would expect to see appropriate disclosure in the "Director Compensation" table or the "Summary Compensation Table."

2006 Grants of Plan-Based Awards, page 36

10. We note that disclosure contained in columns (i) and (j) of the "Outstanding Equity Awards at Fiscal Year-End Table" relates to a restricted stock award consisting of 250,000 shares made to Mr. Nielsen that is subject to accelerated vesting upon achievement of certain corporate performance targets. Given this, it appears that you should provide appropriate disclosure in columns (f), (g), and (h) of the "Grants of Plan-Based Awards" table. See Item 402(d) of Regulation S-K. Please revise or otherwise advise us of the basis for excluding this disclosure.

Outstanding Equity Awards at Fiscal Year-End, page 38

11. With respect to the 1,093,750 identified in column (c) for Mr. Nielsen, explain why this information is not disclosed in columns (b), (j), (k), and (l) of the "Grants of Plan-Based Awards" table.

12. Please reconfigure the table so that the "Option Awards" and "Stock Awards" captions at the top of the table correspond to the appropriate columns. In this regard, please note that columns (b)-(f) relate to option awards and columns (g)-(j) relates to stock awards.

13. We note the absence of disclosure required by Items 402(h) and (i) of Regulation S-K. Please confirm that these item requirements are not applicable to Borland. Otherwise, revise to include the appropriate information pursuant to the pertinent disclosure guideline.

Certain Relationships and Related Party Transactions, page 42

Procedures for Approval of Related Person Transactions, page 42

14. Please disclose whether your policies and procedures for approving related party transactions are in writing and, if not, how such policies and procedures are evidenced. Please see Item 404(b)(iv) of Regulation S-K.

*   *   *   *

Please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with a marked copy of the revised proxy statement to expedite our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please direct any questions to Maryse Mills-Apenteng, Staff Attorney, at (202) 551-3457. If you need additional assistance, please contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Legal Branch Chief

cc: Via facsimile: 408-517-2869
        Melissa Fruge, Esq.
        Associate General Counsel